UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒                    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐                       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number

A.                                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ABBOTT LABORATORIES

100 Abbott Park Road

Abbott Park, Illinois 60064-6049

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBOTT LABORATORIES STOCK RETIREMENT PLAN

DECEMBER 31, 2015 AND 2014

C O N T E N T S

Report of Independent Registered Public Accounting Firm

Plan Administrator, Abbott Laboratories Stock Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Abbott Laboratories Stock Retirement Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Abbott Laboratories Stock Retirement Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of Abbott Laboratories Stock Retirement Plan’s financial statements.  The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplementary information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois
June 24, 2016

Abbott Laboratories Stock Retirement Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

(Dollars in thousands)

	2015	2014
Assets
Cash	$2,752	$697
Investments, at fair value	6,194,129	6,545,191
Notes receivable from participants	74,996	77,880
Accrued interest and dividend income	904	659
Due from brokers	2,122	5,048

Total assets	6,274,903	6,629,475

Liabilities
Other payables	202	219
Due to brokers	32,748	695

Total liabilities	32,950	914

NET ASSETS AVAILABLE FOR BENEFITS	$6,241,953	$6,628,561

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2015

(Dollars in thousands)

Additions
Contributions
Employer	$80,021
Participant	162,920
Rollovers	12,545

Total contributions	255,486

Investment (loss) income
Net depreciation in fair value of investments	(244,033)
Interest and dividends	198,799

Net investment loss	(45,234)

Interest income on notes receivable from participants	2,448

Total additions	212,700

Deductions
Benefits paid to participants	590,252
Other expenses	289

Total deductions	590,541

Net decrease prior to transfer	(377,841)

Net plan transfers out (note A)	(8,767)

NET DECREASE AFTER TRANSFER	(386,608)

Net assets available for benefits
Beginning of year	6,628,561

End of year	$6,241,953

The accompanying notes are an integral part of this statement.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.  In the event of a conflict between the Plan document and this summary, the Plan document will govern.

General

In general, United States employees of Abbott Laboratories (“Abbott”) and selected participating subsidiaries and affiliates may, after meeting certain employment requirements, voluntarily participate in the Plan.  The Plan is intended to constitute a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “IRC”), with a cash or deferred arrangement under IRC Section 401(k), and a portion of the Plan is intended to constitute an employee stock ownership plan that meets the applicable requirements of IRC Sections 409 and 4975(e)(7).  The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

As of the years ended December 31, 2014 and 2015, Mercer Trust Company and Mercer HR Services LLC (collectively, “Mercer”) are the custodian (“Custodian”), trustee (“Trustee”) and record keeper of the Plan.

On January 1, 2013, Abbott separated into two publicly traded companies.  The research-based pharmaceuticals business became AbbVie Inc. (“AbbVie”); the diversified medical products businesses remained with Abbott.  Effective January 1, 2013, the AbbVie Savings Plan was created and the assets of those participants who became AbbVie employees after the separation were transferred from the Plan to the AbbVie Savings Plan.  The separation agreement between Abbott and AbbVie covers a 30 month period and allows for the transfer of employees between the two companies during that period.  During 2015, additional net assets totaling approximately $10.6 million were transferred from the Plan to the AbbVie Savings Plan in connection with such employee transfers.

Effective June 1, 2015, the IDev Technologies 401(k) Plan merged with and into the Plan.  Assets totaling approximately $1.8 million were transferred into the Plan in conjunction with the merger.

Contributions and Vesting

Contributions to the Plan are paid to the Abbott Laboratories Stock Retirement Trust (“Trust”).  The Trust is administered by the Trustee and an investment committee (the “Committee”).

Employees are eligible to commence participation in the Plan on any entry date following their date of hire.  Eligible employees electing to participate contribute from 2% up to 25% of their eligible earnings, subject to certain limitations.  Participants who have attained age 50 before the

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

end of the Plan year and who are making the maximum pretax contributions are eligible to make catch-up contributions.  The Plan also permits Roth 401(k) after-tax contributions and has a Roth 401(k) conversion feature.  Participants may choose to make their contributions from pretax earnings, after-tax earnings, or both.  The pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the IRC.  Participants may elect to invest their contributions in any or all of the investment options available under the Plan, except for investment options closed to new contributions.

Employer contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings.  The amount of the employer contribution is determined by the Board of Directors of Abbott and, for the year ended December 31, 2015, was 5% of the participant’s eligible earnings if the participant elected to contribute at least 2% of eligible earnings to the Plan.  Employer contributions are invested each pay period according to the participant’s investment elections.

Cash dividends on shares of Abbott common shares are (1) paid in cash to the participants or beneficiaries, (2) paid to the Plan and distributed in cash to participants or beneficiaries no later than 90 days after the close of the Plan year in which paid or (3) paid to the Plan and credited to the applicable accounts in which shares are held, as elected by each participant or beneficiary in accordance with rules established by the administrator.

The Plan offered the following investment options in 2014:  Abbott common shares, SRP Short Term Investment Fund, American Funds (including EuroPacific Growth Fund, The Growth Fund of America, The Investment Company of America Fund, and Washington Mutual Investors Fund), GMO Global Asset Allocation Series Fund, PIMCO All Asset Fund, PIMCO Total Return Fund, Vanguard Developed Markets Index Fund, Vanguard Extended Market Index Fund, Vanguard Institutional Index Fund, Vanguard Mid-Cap Value Index Fund Admiral, Blackrock International Opportunities Fund, and Wellington Mid-Cap Growth Fund.  During 2015, the same investment options were offered under the Plan, except that the GMO Global Asset Allocation Series Fund was removed, and the State Street Target Retirement Funds (collective trusts) were added to provide participants the opportunity to make a single investment choice that diversifies their retirement savings based on the participant’s anticipated retirement date.

The separation of Abbott and AbbVie was a tax-free distribution where Abbott shareholders received one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution.  Participants who received AbbVie stock through this distribution may continue to hold the stock in their Plan accounts but may not make new contributions or transfer existing contributions or earnings to purchase AbbVie stock in the Plan; however, participants may elect to reinvest their AbbVie dividends in AbbVie stock. If no election is made, AbbVie dividends are invested in the Plan’s default investment option.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Participants may direct the Trustee to sell all or a portion of the Abbott and AbbVie common shares held in their accounts and reinvest the proceeds in any of the other investment options available to the participants.

Participants are at all times fully vested in their own contributions and earnings thereon.  Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Vesting
Service	percentage

Less than two years	0%
Two years or more	100%

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date.  Forfeitures are used to (1) restore any forfeitures of participants who returned to service with Abbott within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time.  In 2015, forfeitures reduced Abbott’s employer contributions by approximately $782,000.  Approximately $30,000 and $46,000 in forfeitures were available at the end of 2015 and 2014, respectively.

Distributions and In-Service Withdrawals

Following retirement, termination or death (or for some participants from merged in plans, upon disability), participants or their beneficiaries may elect to receive a distribution in installments or in a single lump sum.  Participants may elect a direct rollover of their accounts.  Also, upon termination, participants may elect to defer distribution to a future date but, after termination of employment, distribution must be made by the 1st of April following the year the participant reaches age 70 ½ or, if earlier, the 1st of April following the year in which the participant dies.  Interest, dividends and other earnings will continue to accrue on such deferred amounts.  Prior to termination, participants are permitted to withdraw their after-tax contributions and rollover contributions and, after age 59 ½, may also withdraw pretax contributions.  Distributions are made in cash or, to the extent contained in the participant’s account, a participant may elect distribution of Abbott and AbbVie common shares, and in each case, are subject to certain limitations.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE A - DESCRIPTION OF THE PLAN - Continued

Notes Receivable from Participants

Participants may convert their pretax accounts into one or two loans to themselves.  The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Internal Revenue Service (“IRS”) limitations and restrictions.  Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made.  Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner).  Repayment is made through periodic payroll deductions or by sending in payments, but a loan may be repaid in a lump sum at any time.  Post-termination loan repayments are permitted.  For employees whose account is distributed during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Adoption of New Accounting Rules

In May 2015, the Financial Accounting Standards Board (“FASB”) issued updated guidance related to fair value measurement and the disclosures for investments in certain entities that calculate net asset value (“NAV”) per share (or its equivalent).  The updated guidance applies to reporting entities that elect to measure the fair value of certain investments using the NAV per share (or its equivalent) of the investment as a practical expedient.  Currently, investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of when the investment is redeemable with the investee at NAV. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient.

The amendments are effective for the Plan for fiscal years beginning after December 15, 2016 and shall apply retrospectively to all periods presented. Earlier application is permitted. The Plan’s administrator is currently evaluating the impact the updated guidance will have on the Plan’s financial statement disclosures, but does not expect the effect to be material.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

Adoption of New Accounting Rules - Continued

In July 2015, FASB issued a three-part update to the guidance for plan accounting of employee benefit plans.  The update simplifies employee benefit plan reporting as outlined in Part (I) of the guidance for fully benefit-responsive investment contracts and in Part (II) for plan investment disclosures.  Part (III) provides for a measurement date practical expedient.  Parts (I) and (III) do not apply to the Plan.  Part (II) is effective for fiscal years beginning after December 15, 2015 and should be applied retrospectively, with early application permitted.  The Plan’s administrator has elected to early adopt Part (II) of the guidance and accordingly the level of disaggregation of investments that are measured at fair value has been simplified by disaggregating investments by general type instead of disaggregating by nature, characteristics and risks and the investment strategies for the investments measured at NAV that are funds that file an annual report on Form 5500 as a direct-filing entity have been removed in the Investment Valuation note.  In addition, the disclosure of individual investments greater than 5% of net assets and the net appreciation or depreciation in fair value of investments by general type have been removed from Note C — Investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results may differ from those estimates.

Investment Valuation

The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock and mutual funds - Valued at the published market price per share or unit multiplied by the number of respective shares or units held.

Collective trust funds - Valued at the NAV provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  Redemption from the funds is permitted daily.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

SRP Short Term Investment Fund (“STIF”) investments:

Corporate debt and government debt - Valued at the published market price or prices obtained from independent financial services industry-recognized vendors multiplied by the number of respective units held.

Certificate of deposit - Valued at amortized cost, which approximates fair value given the instruments’ short duration of less than 130 days.

Short-term investment fund - Valued using $1 for the net asset value per unit, which approximates fair market value.

Collective trust fund and Private 40-Act mutual funds - Valued at the NAV provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Redemption from the funds is permitted daily.  The Private 40-Act mutual funds agree to redeem shares solely in cash up to the lesser of $250,000 or 1% of the fund’s net assets during any 90-day period for any one shareholder.  In consideration of the best interests of the remaining shareholders, the funds reserve the right to pay any redemption proceeds exceeding this amount in whole or in part by a distribution in kind of securities held by the funds in lieu of cash. It is highly unlikely that shares would ever be redeemed in kind.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The following tables summarize the basis used to measure investments at fair value at December 31, 2015 and 2014 (dollars in thousands):

	Basis of Fair Value Measurement
2015	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total

Common stock	$2,670,877	$—	$—	$2,670,877
Mutual funds	2,332,967	—	—	2,332,967
Collective trust funds	—	632,287	—	632,287
SRP STIF Fund
Corporate debt	—	232,186	—	232,186
Government debt	—	2,903	—	2,903
Certificate of deposit	—	2,002	—	2,002
Collective trust fund	—	1,551	—	1,551
Private 40-Act mutual funds	—	319,356	—	319,356
Total SRP STIF Fund	—	557,998	—	557,998
Total investments at fair value	$5,003,844	$1,190,285	$—	$6,194,129

	Basis of Fair Value Measurement
2014	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total

Common stock	$3,034,978	$—	$—	$3,034,978
Mutual funds	2,790,177	—	—	2,790,177
Collective trust funds	—	160,313	—	160,313
SRP STIF Fund
Corporate debt	51,367	164,697	—	216,064
Government debt	—	6,441	—	6,441
Certificate of deposit	—	8,005	—	8,005
Short-term investment fund	552	—	—	552
Private 40-Act mutual funds	—	328,661	—	328,661
Total SRP STIF Fund	51,919	507,804	—	559,723
Total investments at fair value	$5,877,074	$668,117	$—	$6,545,191

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent loans are reclassified as distributions based upon the terms of the Plan.  No allowance for credit losses has been recorded as of December 31, 2015 or 2014.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.  Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of Abbott shares and sales of AbbVie stock.  Investment fees for mutual funds, collective trust, managed accounts and money market funds are charged against the net assets of the respective fund.  Abbott pays other Mercer record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

Distributions of Abbott common shares and conversions of participants’ common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2015 and 2014 is presented below:

	2015	2014
Abbott common shares, 30,896,195 and 30,885,039 shares, respectively (dollars in thousands)	$1,387,548	$1,390,445
Market value per share	$44.91	$45.02

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE C — INVESTMENTS - Continued

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

A significant portion of the Plan’s assets is invested in Abbott common shares.

Participants pay fees to Mercer for loan and withdrawal transaction processing and for commissions on purchases and sales of Abbott shares and sales of AbbVie stock.  These transactions qualify as permitted party-in-interest transactions.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee.  All participants’ account balances would become fully vested upon Plan termination.  Upon termination of the Plan, distributions of each participant’s share in the Trust, as determined by the terms of the Plan, would be made to each participant.  At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

The IRS has determined and informed Abbott by a letter dated April 23, 2014, that the Plan and related Trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since the applicable date of the determination letter.  However, the Plan administrator believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the applicable requirements of the IRC.

Abbott Laboratories Stock Retirement Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE F - TAX STATUS - Continued

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE G — SUBSEQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2015 through the date these financial statements were issued.  Other than described below, there were no subsequent events that require recognition or additional disclosure in these financial statements.

The Plan was amended effective January 9, 2016.  The amendment adds the requirement that after-tax contributions made on or after January 8, 2016 may be withdrawn from the Plan only after being held for two or more years.  The amendment also permits partial lump sum distributions, allows participants to withdraw all rollover accounts (including Roth rollover accounts and merged-in plan rollover accounts), allows in-plan Roth conversion of the participant’s entire vested account balance, and allows participants to include all vested accounts, including after-tax and Roth 401(k) accounts, in participant loans, as well as to make partial advance loan repayments, and eliminates loan refinancings.  Participants are no longer charged transaction fees for withdrawal processing.

In January 2016, the Plan changed the record keeper of the Plan from Mercer to Hewitt Associates LLC, and the Custodian and Trustee from Mercer to The Northern Trust Company.

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

(Dollars in thousands)

Identity of party involved/				Current
description of asset	Rate	Maturity	Cost (a)	value

*Abbott Laboratories, common shares				$1,387,548

AbbVie Inc., common shares				1,283,329

Mutual funds
American Funds EuroPacific Growth Fund, Class R6				272,103
American Funds The Growth Fund of America, Class R6				504,164
American Funds The Investment Company of America Fund, Class R6				222,258
American Funds Washington Mutual Investors Fund, Class R6				150,868
PIMCO All Asset Fund				76,746
PIMCO Total Return Fund				175,431
Vanguard Developed Markets Index Fund				79,683
Vanguard Extended Market Index Fund				278,685
Vanguard Institutional Index Fund				409,988
Vanguard Mid-Cap Value Index Fund Admiral				163,041

Collective trust funds
Blackrock International Opportunities Fund				64,598
State Street Target Retirement Income Fund				18,465
State Street Target Retirement 2015				37,221
State Street Target Retirement 2020				114,098
State Street Target Retirement 2025				103,716
State Street Target Retirement 2030				84,686
State Street Target Retirement 2035				60,214
State Street Target Retirement 2040				37,264
State Street Target Retirement 2045				21,111
State Street Target Retirement 2050				7,867
State Street Target Retirement 2055				1,302
State Street Target Retirement 2060				159
Wellington Mid-Cap Growth Fund				81,586

SRP Short Term Investment Fund
Corporate debt
Abbey National Treasury Service	variable	9/29/2017		1,983
ACASC 2007-1A	variable	4/20/2021		408
Actaaavis Fund SCS	variable	3/12/2018		2,809
Actaaavis Fund SCS	variable	3/12/2020		2,810
AIMCO 2006-AA	variable	8/20/2020		434
Aircraft Lease	variable	5/10/2032		1,104
ALM VIII Ltd	variable	1/20/2026		2,712
America Movil Sab de CV	variable	9/12/2016		250
Atrium CDO Corp	variable	11/16/2022		1,391
AT&T Inc.	variable	3/11/2019		3,773
AT&T Inc.	variable	6/30/2020		993
Babson Clo Ltd	variable	5/15/2023		1,297
Banco Santander Chile	variable	4/11/2017		987
Banque Federative	variable	1/20/2017		2,007
BBCMS Trust	variable	2/15/2028		3,821
Becton Dickinson and Co	variable	6/15/2016		6,497
Bellsouth LLC	variable	4/26/2021		304
California Republic Auto 2014-3	0.63%	6/15/2017		158
Carlyle Global	variable	7/27/2026		2,716

18

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2015

(Dollars in thousands)

Identity of party involved/				Current
description of asset	Rate	Maturity	Cost (a)	value

SRP Short Term Investment Fund - continued
Corporate debt - continued
CD 2007-CD4 Commercial	5.32%	12/11/2049		4,540
Citigroup Inc.	variable	10/26/2020		4,135
Citigroup Inc.	variable	4/27/2018		2,291
Commercial Mortgage Trust	variable	6/11/2027		988
Conagra Foods Inc.	variable	7/21/2016		998
Cornerstone 2007-1A	variable	7/15/2021		1,056
Credit Agricole London	variable	4/15/2019		1,690
Credit Agricole London	variable	6/10/2020		1,996
Credit Agricole London	variable	6/12/2017		4,088
Credit Suisse AG	variable	1/29/2018		4,984
Daimler Finance NA	variable	8/3/2017		4,994
DBS Group Holdings Ltd	variable	7/16/2019		1,999
DBS Group Holdings Ltd	2.25%	7/16/2019		995
Devon Energy Corporation	variable	12/15/2016		1,980
Dexia Credit Local SA	variable	1/11/2017		999
Electricite De France	0.00%	1/9/2017		4,920
Electricite De France	variable	1/20/2017		2,296
ENI Financial USA	0.00%	6/3/2016		2,292
ENI Financial USA	0.00%	6/10/2016		1,195
General Motors Financial Co	4.75%	8/15/2017		2,177
General Motors Financial Co	variable	1/15/2020		5,018
General Motors Financial Co	variable	4/10/2018		2,977
Glencore Finance Canada Corporation	5.38%	11/15/2016		797
Glencore Funding LLC	1.70%	5/27/2016		2,475
Glencore Funding LLC	variable	5/27/2016		197
Goldman Sachs Group Inc.	variable	4/23/2020		801
Goldman Sachs Group Inc.	variable	6/4/2017		3,989
GS Mortgage Securities	5.56%	11/10/2039		2,345
Hana Bank	1.38%	2/5/2016		2,000
HBOS PLC	variable	9/6/2017		994
HSBC USA INC	variable	11/13/2019		1,182
Hyundai Capital America Co	3.75%	4/6/2016		295
Hyundai Capital America Co	3.75%	4/6/2016		1,337
Hyundai Capital Services	variable	3/18/2017		997
ING Bank NV	variable	1/4/2016		3,500
International Lease Finance Co	5.75%	5/15/2016		1,825
Japan Bank for International Coop	variable	11/13/2018		1,707
JPMorgan Chase Bank NA	2.00%	8/15/2017		2,308
JPMorgan Chase Bank NA	variable	1/25/2018		5,411
Kansas City Southern	variable	10/28/2016		5,731
Kinder Morgan Energy Partners	3.50%	3/1/2016		4,013
Kinder Morgan Finance Co LLC	5.70%	1/5/2016		2,000
Kookmin Bank	variable	10/11/2016		2,010
Kookmin Bank	variable	10/11/2016		1,005
Kookmin Bank	variable	10/11/2016		1,206
Kookmin Bank	variable	1/27/2017		1,505
Korea National Oil Corp	4.00%	10/27/2016		5,100
Kraft Heinz Foods Co	1.60%	6/30/2017		1,096
LCM IX LP	variable	7/14/2022		3,026
Leaseplan Corp	2.88%	1/22/2019		4,738
Lloyds Bank PLC	variable	5/14/2018		2,680
Macquarie Bank	variable	2/26/2017		2,799
Macquarie Bank	variable	7/29/2020		5,807

19

Abbott Laboratories Stock Retirement Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued

December 31, 2015

(Dollars in thousands)

Identity of party involved/				Current
description of asset	Rate	Maturity	Cost (a)	value

SRP Short Term Investment Fund - continued
Corporate debt - continued
Mizuho Bank	variable	3/26/2018		1,991
Mizuho Bank	variable	4/16/2017		997
ML-CFC Commercial	variable	8/12/2049		1,558
Morgan Stanley	variable	8/14/2031		1,902
MUFG Americas Holdings Corp	variable	2/9/2018		996
Mylan Inc.	1.80%	6/24/2016		1,199
Navient Private Education	variable	12/15/2021		624
Nomura Holdings Inc.	2.00%	9/13/2016		2,912
OHA Credit Partners	variable	5/15/2023		3,155
Petrobras Global Finance BV	variable	1/15/2019		456
Petrobras Global Finance BV	variable	3/17/2017		1,558
PPL Wem Ltd	3.90%	5/1/2016		5,020
Reynolds American Inc	3.50%	8/4/2016		4,043
Santander Bank NA	variable	1/12/2018		2,482
Selkirk Limited	1.86%	12/20/2041		1,198
Shinhan Bank	variable	4/8/2017		1,999
Southwestern Energy Co	variable	1/23/2018		574
Sumitomo Mitsui Banking Corp	variable	1/16/2018		4,385
Sumitomo Mitsui Banking Corp	variable	7/2/2018		998
Symphony Clo VII Ltd	variable	7/28/2021		875
Telefonica Emisiones	variable	6/23/2017		2,486
UBS AG Stamford	variable	3/26/2018		4,991
Verizon Communications	variable	6/9/2017		3,983
Verizon Communications	variable	9/14/2018		2,048
Vesey Street Investment Trust	step	9/1/2016		3,059
Wachovia Bank	variable	4/15/2047		3,869
Walgreens Boots Alliance	variable	5/18/2016		2,890

Government security
Texas State	variable	6/1/2017		2,903

Certificate of deposit
Intesa Sanpaolo SPA	variable	4/11/2016		2,002

Collective trust fund
TBC Inc. Pooled Emp. Daily				1,551

Private 40-Act mutual funds
PIMCO Short-Term Floating NAV Portfolio II				295,766
PIMCO Short-Term Portfolio				23,590

*Loans to participants, 3.25% to 9.50%				74,996

				$6,269,125

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

20

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ABBOTT LABORATORIES STOCK RETIREMENT PLAN (PUERTO RICO)

DECEMBER 31, 2015 and 2014

C O N T E N T S

Report of Independent Registered Public Accounting Firm

Plan Administrator, Abbott Laboratories Stock Retirement Plan (Puerto Rico)

We have audited the accompanying statements of net assets available for benefits of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of Abbott Laboratories Stock Retirement Plan (Puerto Rico)’s financial statements.  The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplementary information is the responsibility of the Plan’s management.  Our

3

audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois

June 24, 2016

4

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2015 and 2014

(Dollars in thousands)

	2015	2014
Assets
Cash	$120	$41
Investments, at fair value	113,109	114,108
Notes receivable from participants	7,362	8,199
Accrued interest income	7	—

Total assets	120,598	122,348

Liabilities
Due to brokers	118	10

NET ASSETS AVAILABLE FOR BENEFITS	$120,480	$122,338

The accompanying notes are an integral part of these statements.

5

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2015

(Dollars in thousands)

Additions
Contributions
Employer	$2,527
Participant	4,861

Total contributions	7,388

Investment (loss) income
Net depreciation in fair value of investments	(4,696)
Interest and dividends	3,594

Net investment loss	(1,102)

Interest income on notes receivable from participants	228

Total additions	6,514

Deductions
Benefits paid to participants	7,795
Other expenses	42

Total deductions	7,837

Net decrease prior to transfer	(1,323)

Net plan transfers out (note A)	(535)

NET DECREASE AFTER TRANSFER	(1,858)

Net assets available for benefits
Beginning of year	122,338

End of year	$120,480

The accompanying notes are an integral part of this statement.

6

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions. In the event of a conflict between the Plan document and this summary, the Plan document will govern.

General

On January 1, 2013, Abbott Laboratories (“Abbott”) separated into two publicly traded companies. The research-based pharmaceuticals business became AbbVie Inc. (“AbbVie”); the diversified medical products businesses remained with Abbott.  Effective January 1, 2013, the Plan was established for employees of Abbott’s selected subsidiaries and affiliates in Puerto Rico (the “Company”).  The employees of the Company had previously participated in the former Abbott Laboratories Stock Retirement Plan (Puerto Rico), which effective January 1, 2013 was renamed AbbVie Puerto Rico Savings Plan (the “Former Plan”) and sponsorship was assumed by an affiliate of AbbVie.

During 2013, assets relating to participants who held account balances in the Former Plan, but continued employment with the Company were transferred from the Former Plan to the Plan. The separation agreement between Abbott and AbbVie covers a 30 month period and allows for the transfer of employees between the two companies during that period.  During 2015, additional net assets totaling approximately $535,000 were transferred from the Plan to the Former Plan related to such employee transfers.

Employees of the Company may, after meeting certain employment requirements, voluntarily participate in the Plan.  The Plan’s sponsor is Abbott Healthcare (Puerto Rico) Ltd. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

As of the years ended December 31, 2014 and 2015, Mercer Trust Company and Mercer HR Services LLC (collectively, “Mercer”) are the custodian (“Custodian”) and record keeper of the Plan.  Banco Popular de Puerto Rico serves as trustee (“Trustee”) of the Plan.

The Plan is a profit sharing plan containing a cash or deferred arrangement intended to qualify for favorable tax treatment under sections 1081.01 (a) and (d) of the Puerto Rico Internal Revenue Code of 2011, as amended.  In addition, the Plan provides an arrangement by which employees may invest in Abbott shares.

Contributions and Vesting

Contributions to the Plan are paid to a trust. The trust is administered by the Trustee.  An investment committee (the “Committee”) may direct the Trustee to establish investment options of the Committee’s choosing.

7

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Employees are eligible to commence participation in the Plan on any entry date following their date of hire.  Eligible employees electing to participate may contribute from 2% to 25% of their eligible earnings, subject to certain limitations.  Participants may choose to make their contributions from either pretax earnings or after-tax earnings, or both.  Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contribution are eligible to make catch-up contributions.  Participants’ pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 1081.01(d) of the Puerto Rico Internal Revenue Code of 2011, as amended.  Participants may elect to invest their contributions in any or all of the investment options, except for investment options closed to new contributions.

Employer contributions to the Plan are made each payroll period based on the participating employees’ eligible earnings.  The amount of the employer contribution is determined by the Board of Directors of Abbott and, for the year ended December 31, 2015, was 5% of the participant’s eligible earnings if the participant elected to contribute at least 2% of eligible earnings to the Plan.  Employer contributions are invested each pay period according to the participant’s investment elections.

The Plan offered the following investment options in 2014:  Abbott common shares, American Funds (including EuroPacific Growth Fund, The Growth Fund of America, The Investment Company of America Fund, and Washington Mutual Investors Fund), Blackrock International Opportunities Fund, GMO Global Asset Allocation Series Fund, PIMCO All Asset Fund, PIMCO Short Asset Investment Fund, PIMCO Total Return Fund, Vanguard Developed Markets Fund, Vanguard Extended Market Index Fund, Vanguard Institutional Index Fund, Vanguard Mid-Cap Value Index Fund Admiral, and Wellington Mid-Cap Growth Fund.  During 2015, the same investment options were offered under the Plan, except that the GMO Global Asset Allocation Series Fund was removed and the State Street Target Retirement Funds (collective trusts) were added to provide participants the opportunity to make a single investment choice that diversifies their retirement savings based on the participant’s anticipated retirement date.

In connection with the January 1, 2013 separation of Abbott into two publicly traded companies, Abbott shareholders received as a tax-free distribution of one share of AbbVie stock for every share of Abbott held as of the close of business on December 12, 2012, the record date for the distribution.  Plan participants may continue to hold the AbbVie stock they received from the distribution that transferred from the Former Plan into their Plan accounts; however, they may not make new contributions or transfer existing contributions or earnings to purchase AbbVie stock in the Plan.  AbbVie dividends are invested in the Plan’s default investment option.

8

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Participants may direct the Trustee to sell all or a portion of the Abbott and AbbVie common shares held in their accounts and reinvest the proceeds in any of the other investment options available to the participants.

Participants are at all times fully vested in their own contributions and earnings thereon.  Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Vesting
Service	percentage

Less than two years	0%
Two years or more	100%

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee’s termination date.  Forfeitures are used to (1) restore any forfeitures of participants who returned to service with the Company within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time.  In 2015, approximately $7,500 of forfeitures were used to reduce Abbott’s employer contributions.  No forfeitures were available at the end of 2015 and 2014.

Distributions and In-Service Withdrawals

Following retirement, termination or death, participants or their beneficiaries may elect to receive a distribution in installments or a single lump sum.  Participants may elect a direct rollover of their accounts.  Distribution must be made by the 1st of April following the year the participant reaches age 70 ½ or, if earlier, the 1st of April following the year in which the participant dies.  Interest, dividends and other earnings will continue to accrue on such deferred amounts.  Prior to separation from service, participants are permitted to withdraw their rollover contributions and their after-tax contributions and, after age 59 ½, may also withdraw pretax contributions.  Distributions and withdrawals are made in cash or, to the extent contained in the participant’s account, a participant may elect distribution of Abbott and AbbVie common shares, and in each case, subject to certain limitations.

Notes Receivable from Participants

Participants may convert their pretax accounts to one or two loans to themselves.  The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Puerto Rico Internal Revenue Code limitations and restrictions.  Participants pay interest on such borrowings at the prime rate in effect

9

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE A - DESCRIPTION OF THE PLAN - Continued

Notes Receivable from Participants - Continued

at the time the participant loan is made.  Loans must be repaid within five years (or by the employee’s anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee’s anticipated retirement date, if sooner).  Repayment is generally made through periodic payroll deductions or by sending in a payment, but a loan may be repaid in a lump sum at any time.  Post-termination loan repayments are permitted.  For employees whose account is distributed during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Adoption of New Accounting Rules

In May 2015, the Financial Accounting Standards Board issued updated guidance related to fair value measurement and the disclosures for investments in certain entities that calculate net asset value (“NAV”) per share (or its equivalent).  The updated guidance applies to reporting entities that elect to measure the fair value of certain investments using the NAV per share (or its equivalent) of the investment as a practical expedient.  Currently, investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of when the investment is redeemable with the investee at NAV. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient.

The amendments are effective for the Plan for fiscal years beginning after December 15, 2016 and shall apply retrospectively to all periods presented. Earlier application is permitted. The Plan’s administrator is currently evaluating the impact the updated guidance will have on the Plan’s financial statement disclosures, but does not expect the effect to be material.

In July 2015, FASB issued a three-part update to the guidance for plan accounting of employee benefit plans.  The update simplifies employee benefit plan reporting as outlined in Part (I) of the guidance for fully benefit-responsive investment contracts and in Part (II) for plan investment disclosures.  Part (III) provides for a measurement date practical expedient.  Parts (I) and (III) do not apply to the Plan.  Part (II) is effective for fiscal years beginning after December 15, 2015

10

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

Adoption of New Accounting Rules - Continued

and should be applied retrospectively, with early application permitted.  The Plan’s administrator has elected to early adopt Part (II) of the guidance and accordingly the level of disaggregation of investments that are measured at fair value has been simplified by disaggregating investments by general type instead of disaggregating by nature, characteristics and risks and the investment strategies for the investments measured at NAV that are funds that file an annual report on Form 5500 as a direct-filing entity have been removed in the Investment Valuation note.  In addition, the disclosure of individual investments greater than 5% of net assets and the net appreciation or depreciation in fair value of investments by general type have been removed from Note C — Investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results may differ from those estimates.

Investment Valuation

Plan management uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock and mutual funds - Valued at the published market price per share or unit multiplied by the number of shares or units held.

Collective trust funds - Valued at the NAV provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  Redemption is permitted daily.

11

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The following tables summarize the basis used to measure investments at fair value at December 31, 2015 and 2014 (dollars in thousands):

	Basis of Fair Value Measurement
2015	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total

Common stock	$60,145	$—	$—	$60,145
Mutual funds	41,048	—	—	41,048
Collective trust funds	—	11,916	—	11,916
Total investments at fair value	$101,193	$11,916	$—	$113,109

	Basis of Fair Value Measurement
2014	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total

Common stock	$64,295	$—	$—	$64,295
Mutual funds	47,949	—	—	47,949
Collective trust fund	—	1,864	—	1,864
Total investments at fair value	$112,244	$1,864	$—	$114,108

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent loans are reclassified as distributions based upon the terms of the Plan. No allowance for credit losses has been recorded as of December 31, 2015 or 2014.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

12

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of Abbott shares and sales of AbbVie shares.  Investment fees for mutual funds, collective trusts, and money market funds are charged against the net assets of the respective fund.  The Company pays other Mercer record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

Distributions of Abbott common shares and conversions of participants’ common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2015 and 2014 is presented below:

	2015	2014
Abbott common shares, 812,354 and 778,308 shares, respectively (dollars in thousands)	$36,483	$35,039
Market value per share	$44.91	$45.02

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

A significant portion of the Plan’s assets is invested in Abbott common shares.

Participants pay fees to Mercer for loan and withdrawal transaction processing and for commissions on purchases and sales of Abbott shares and sales of AbbVie stock.  These transactions qualify as permitted party-in-interest transactions.

13

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee.  All participants’ account balances would become fully vested upon Plan termination.  Upon termination of the Plan, distributions of each participant’s share in the trust, as determined by the terms of the Plan, would be made to each participant.  At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

On December 10, 2013, a request was filed with the Department of the Treasury of the Commonwealth of Puerto Rico for the issuance of a letter to the effect that the Plan, as written, qualifies under Section 1081.01(a) of the Puerto Rico Internal Revenue Code of 2011, as amended and, consequently, its enabling trust is exempt from local income tax.  The Plan received a response on March 25, 2015 with a request for additional information.  On April 6, 2015 the requested information was submitted.  As of December 31, 2015 the Plan had not received a ruling.  The Plan administrator believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the applicable Puerto Rico Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.

NOTE G — SUBSQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2015 through the date these financial statements were issued.  Other than described below, there were no subsequent events that require recognition or additional disclosure in these financial statements.

The Plan received a letter dated April 19, 2016 from the Department of the Treasury of the Commonwealth of Puerto Rico that the Plan, as written, qualifies under Section 1081.01(a) of the Puerto Rico Internal Revenue Code of 2011, as amended and, consequently, its enabling trust is exempt from local income tax.

14

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2015 and 2014

NOTE G — SUBSQUENT EVENTS - Continued

The Plan was amended effective January 9, 2016.  The amendment adds the requirement that after-tax contributions made on or after January 8, 2016 may be withdrawn from the Plan only after being held for two or more years.  In addition, the amendment permits partial lump sum distributions, allows participants to withdraw all rollover accounts (including merged-in plan rollover accounts), and allows participants to include all vested accounts, including after-tax accounts, in participant loans, as well as to make partial advance loan repayments, and eliminates loan refinancings. Participants are no longer charged transaction fees for withdrawal processing.

In January 2016, the Plan changed the record keeper of the Plan from Mercer to Hewitt Associates LLC and the Custodian from Mercer to The Northern Trust Company.  Banco Popular de Puerto Rico continues to serve as Trustee.

15

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan (Puerto Rico)

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

(Dollars in thousands)

Identity of party involved/		Current
description of asset	Cost (a)	value

*Abbott Laboratories, common stock		$36,483

AbbVie Inc., common stock		23,662

Mutual funds
American Funds EuroPacific Growth Fund, Class R6		4,363
American Funds The Growth Fund of America, Class R6		6,576
American Funds The Investment Company of America Fund, Class R6		5,065
American Funds Washington Mutual Investors Fund, Class R6		1,725
Blackrock International Opportunities Fund		1,173
PIMCO All Asset Fund		2,139
PIMCO Short Asset Investment Fund		8,513
PIMCO Total Return Fund		2,616
Vanguard Extended Market Index Fund		2,385
Vanguard Developed Markets Index Fund		575
Vanguard Institutional Index Fund		3,978
Vanguard Mid-Cap Value Index Fund Admiral		1,940

Collective trust fund
State Street Target Retirement 2015		446
State Street Target Retirement 2020		3,596
State Street Target Retirement 2025		2,152
State Street Target Retirement 2030		1,604
State Street Target Retirement 2035		1,176
State Street Target Retirement 2040		578
State Street Target Retirement 2045		289
State Street Target Retirement 2050		100
State Street Target Retirement 2055		9
State Street Target Retirement 2060		1
Wellington Mid-Cap Growth Fund		1,965

*Loans to participants, 3.25% to 9.50%		7,362

		$120,471

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

EXHIBITS

23.1                        Consent of Independent Registered Public Accounting Firm — Abbott Laboratories Stock Retirement Plan.

23.2                        Consent of Independent Registered Public Accounting Firm — Abbott Laboratories Stock Retirement Plan (Puerto Rico).

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

Date: June 24, 2016	By:	/s/ Mary K. Moreland
Mary K. Moreland
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm — Abbott Laboratories Stock Retirement Plan.

23.2	Consent of Independent Registered Public Accounting Firm — Abbott Laboratories Stock Retirement Plan (Puerto Rico).